UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)

KINDRED BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

494577109
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 494577109

1.	NAMES OF REPORTING PERSONS. Richard Chin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	3,451,541(1)

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	3,451,541(1)

	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 3,451,541(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%(2)
12.	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 1,471,584 shares of common stock issuable to the reporting person upon the exercise of stock options exercisable within 60 days of December 31, 2019, (ii) 50,000 shares of common stock issuable within 60 days of December 31, 2019 upon the vesting of restricted stock units held by the reporting person, and (iii) 8,000 shares of common stock owned by the reporting person’s four minor children who share the reporting person’s household. This report should not be deemed an admission that the reporting person is the beneficial owner of his children’s shares for any purpose.

(2)	Beneficial ownership percentage is based upon (i) 39,091,484 shares of common stock issued and outstanding as of November 8, 2019, based on information reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2019, (ii) 1,471,584 shares of common stock underlying stock options held by the reporting person that are exercisable within 60 days of December 31, 2019 which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i), and (iii) 50,000 shares of common stock issuable within 60 days of December 31, 2029 upon the vesting of restricted stock units held by the reporting person which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

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Item 1(a).	Name of Issuer.

The name of the issuer is Kindred Biosciences, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 1555 Bayshore Highway, Suite 200, Burlingame, California, 94010.

Item 2(a).	Name of Person Filing.

The name of the person filing is Richard Chin, an individual (the “Reporting Person”).

Item 2(b).	Address or Principal Business Office, or, if None, Residence.

The address of the Reporting Person is 1555 Bayshore Highway, Suite 200, Burlingame, California, 94010.

Item 2(c).	Citizenship.

The Reporting Person is a United States citizen.

Item 2(d).	Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.0001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.

The CUSIP number for the Common Stock is 494577109.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

/s/ Richard Chin
Richard Chin

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